Exhibit 99.2

Brookfield Property Partners LP DEFINITIVE AGREEMENT TO ACQUIRE GGP INC. INVESTOR PRESENTATION MARCH 2018

2 Transaction Summary The Special Committee of GGP’s Board of Directors has unanimously recommended the transaction to GGP shareholders • Brookfield Property Partners L.P. (“BPY”) and GGP Inc. (“GGP”) have entered into a definitive agreement for BPY to acquire all of the outstanding common shares of GGP other than those shares currently held by BPY and its affiliates • For each GGP common share , holders can elect to receive, subject to proration : ‒ $23.50 in cash; or ‒ Either one BPY unit or one share in a new BPY U.S. REIT (“BPR”) which provides an economic return equivalent to that of BPY units • A fixed amount of $9.25B cash and approximately 254M of BPY units / BPR shares will be issued in the transaction • Results in an aggregate cash / equity consideration ratio of approximately 61% / 39% • Cash portion will be funded with ~$4B from joint venture equity partners at closing plus a fully committed acquisition facility which will be repaid over time through additional asset sales and asset - level financings • Brookfield Asset Management (“BAM”), in support of the transaction , has agreed to waive the incremental management fee for a period of 12 months and convert its $500M Class C Preferred Shares into approximately 21.3M BPY units at $23.50 per unit

3 Listed U.S. REIT Security BPR offers GGP shareholders the benefits of BPY in the form of a U.S. REIT • To broaden the appeal of BPY to a wider universe of investors, we have created a new security in BPR which is expected to continue to qualify for tax purposes as a U.S. REIT • The public BPR shares will provide an economic return that is equivalent to that of a BPY unit, through ‒ A dividend that is identical to that paid on BPY units, and ‒ The right to exchange each BPR share for one BPY unit 1 • BPR will be listed on a major U.S. exchange , and is expected to be index - eligible • BPY will be able to use BPR to raise equity to fund future investment opportunities • BAM has agreed to provide support by guaranteeing the exchange of BPR shares for BPY units for a period of at least 20 years (1) Subject to BPY’s election to provide one BPY unit or the cash equivalent of one BPY unit.

4 Transaction Benefits Benefits to Both BPY and GGP Shareholders Benefits to BPY Unitholders Benefits to GGP Shareholders • Combined company will have assets of ~$90B • A premier, global class A real estate owner • Cost savings / synergies • Matching capital and expertise to a broader asset base • Significant upfront cash component • BPY’s current quarterly dividend per unit is over 40% higher than GGP’s • Opportunity to continue participating in the upside potential of GGP’s assets through BPY or BPR • Gain exposure to a premier, globally diversified commercial property vehicle • Large increase to public float • Immediately FFO / share accretive • BAM at 52% pro forma fully - exchanged ownership of BPY • Direct access to enhance GGP’s irreplaceable class A retail portfolio • Simplified ownership structure

5 Operational Expertise Brookfield’s access to capital and operating skills across multiple real estate asset classes will allow the combined company to capitalize on the opportunity to transform or reposition assets with new forms of real estate and create long - term shareholder value in a way that would not otherwise be possible as separate companies Office Retail Multifamily Industrial Hospitality Others 30 Offices | ~290 Investment Professionals | ~17,000 Operating Employees | Fully Integrated Leasing | Development | Redevelopment | Property Management | Sector Diversity

# Impact to BPY

Brookfield

| Current[1] | Pro Forma |
|---|---|

*By Sector*


Opportunistic, ~20%
Core Office, ~50%
Core Retail, ~30%
Opportunistic, ~15%
Core Office, ~40%
Core Retail, ~45%

*Type of Investment*


Opportunistic, ~20%
Direct, ~50%
Public, ~30%
Opportunistic, ~15%
Direct, ~85%

- Balanced Portfolio
- Direct ownership of strong real estate locations
- Densification opportunities
- Class A, high-quality office and mall portfolio
- Platform and resources to create additional value

(1) 12/31/17 proportionate equity to unitholders per IFRS

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7 Conclusion • Creates a ~$90B world - class, premier global real estate company • Enhances BPY’s ability to access and operate the GGP asset base • Immediately accretive to BPY’s FFO per unit • Launches an attractive U.S. REIT security • Strong future growth and densification opportunities across many asset classes • Enable GGP shareholders to participate in BPY’s >40% higher dividend per unit, and • Opportunity to continue participating in the upside potential of GGP’s assets through BPY or BPR Note: Transaction is subject to the approval of GGP shareholders representing at least two - thirds of the outstanding GGP common stock and of GGP shareholders representing a majority of the outstanding GGP common stock not owned by BPY and its affiliates, and other customary closing conditions. Transaction is expe cte d to close in the third quarter of 2018.

# Important Information

Brookfield

**All dollar references in the presentation are in U.S. dollars, unless noted otherwise.**

**Additional Information and Where to Find It**

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P. ("BPY"), Goldfinch Merger Sub Corp. and GGP Inc. ("GGP"). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, BPY will file with the SEC a registration statement on Form F-4 that will include a prospectus of BPY, and GGP will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus of GGP. The BPY prospectus and the GGP proxy statement/prospectus will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP through the SEC's web site at http://www.sec.gov. In addition, investors will be able to obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY's website at bpy.brookfield.com, and will be able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP's website at http://www.ggp.com.

**Non-solicitation**

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

**Participants in Solicitation**

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that will be described in the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC's website at http://www.sec.gov. Information regarding BPY's directors and executive officers is contained in BPY's 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP's directors and executive officers is contained in GGP's 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2017 Proxy Statement on Schedule 14A filed with the SEC on April 3, 2017.

**Forward-Looking Statements**

This press release contains "forward-looking information" within the meaning of Canadian provincial securities laws and applicable regulations and "forward-looking statements" within the meaning of "safe harbor" provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts," "likely," or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY's ability to integrate GGP's business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants' financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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